SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 9, 2001 (July 17, 2001)

HUDSON'S GRILL INTERNATIONAL, INC.
(Exact name of Registrant as specified in its Charter)

Texas
(State or other jurisdiction of incorporation)

333-94797
(Commission or File Number)

75-2738727
(IRS Employer Identification Number)

16970 Dallas Parkway, Suite 402, Dallas, Texas 75248
(Address of Principal Executive Offices)

Issuer's telephone number, including area code:
(972) 931-9237

Item 4. Changes in Registrant's Certifying Accountant.

Hudson's Grill International, Inc. (the "Company"), a Texas corporation based in Dallas, Texas, announced that it had changed its certifying accountant.   Hein + Associates LLP ("Hein") will become the Company's new certifying accountant, replacing King Griffin & Adamson P.C. ("KGA"). KGA was dismissed on July 17, 2001, and Hein agreed to become the Company's new certifying accountant. Hein and the Company have signed an engagement letter agreement. Hein had been the Company's certifying accountants prior to KGA, and was the Company's certifying accountants until February 1, 2001, when they were replaced by KGA.

In its opinion rendered in its 2000 audit of the Company, KGA stated the following:

> "As described in Note D, the accompanying financial statements have been prepared assuming that the Company will continue as a going concern. At December 31, 2000, the Company's current liabilities exceeded its current assets by $239,117 and its total liabilities exceeded its total assets by $286,246. Additionally, the Company generated negative cash flow from operations of $44,514 during the year ended December 31, 2000. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Unless the Company obtains additional financing, it will not be able to meet its obligations as they come due and it will be unable to execute its long-term business plan.   The financial statements do not include any adjustments that might result from the outcome of this uncertainty."

KGA's opinion about the 2000 audit was not otherwise qualified or modified.

In its opinion rendered in its 1999 audit of the Company, Hein stated the following:

> "The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and currently has a shareholders' deficit, which raise substantial doubt about its ability to continue as a going concern. Managements's plans in regard to these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty."

Hein's opinion about the 1999 audit was not otherwise qualified or modified.

The decision to change certifying accountants was recommended and approved by the Company's Board of Directors and was based on the estimates by Hein and KGA to do the Company's accounting work. For the two most recent fiscal years and the intervening and subsequent interim periods, the Company is not aware of any disagreements with KGA or with Hein as to any aspect of accounting principles or practices, financial statement disclosures, or auditing scope and procedure in connection with either KGA's or Hein's reports or the filings made by the Company with the United States Securities and Exchange Commission.

The Company likewise is not aware of any advice by KGA or Hein that: (1) the internal controls necessary for the Company to develop reliable financial statements did not exist; (2) any information had come to KGA's or Hein's attention that would lead KGA or Hein to no longer be able to rely on management's representations or that KGA or Hein was unwilling to be associated with the financial statements prepared by management; (3) KGA or Hein needed to expand significantly the scope of its audit, or that information had come to KGA's or Hein's attention, that if further investigated would have materially impacted the fairness or reliability of its reports or caused it to be unwilling to rely on management's representations; or (4) information had come to KGA's or Hein's attention that it had concluded materially would have impacted the fairness or reliability of its reports or the Company's financial statements.

The Company has not consulted with Hein about any accounting or auditing issues related to the Company or KGA (other than Hein's potential engagement as the Company's certifying accountant) during the Company's two most recent fiscal years and the subsequent interim periods prior to Hein's engagement except in the course of Hein's normal and usual work performed during the period it was the Company's certifying accountants prior to KGA.

Item 7. Exhibits.

1. Letter of July 23, 2001, from King Griffin & Adamson P.C. concurring with Item 4 above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 9, 2001

HUDSON'S GRILL
INTERNATIONAL, INC.,
Registrant

s/s Robert W. Fischer
Robert W. Fischer, Chairman of the Board

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